UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Kobex Minerals Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

49989C105
(CUSIP Number)

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2700, PO Box 27
Toronto, Ontario M5J 2J1
(416) 943-4065

COPY TO:
Jonathan M.A. Melmed, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

September 28, 2012.
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No: 49989C105
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sprott Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,385,326
	8	SHARED VOTING POWER
7,150,000
	9	SOLE DISPOSITIVE POWER
1,385,326
	10	SHARED DISPOSITIVE POWER
7,150,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,535,326
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.5%
14		TYPE OF REPORTING PERSON*
CO

Page 2 of 7 Pages

CUSIP No: 49989C105
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Exploration Capital Partners 2006 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,150,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,150,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,150,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%
14		TYPE OF REPORTING PERSON*
PN

Page 3 of 7 Pages

Item 1.            Security and Issuer.

The class of equity security to which this statement relates is the common shares, no par value (the “Shares”), of Kobex Minerals Inc., a corporation organized in the Province of British Columbia, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 1700 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

Item 2.            Identity and Background.

The persons filing this statement are Sprott Inc., a corporation organized under the laws of the Province of Ontario, Canada (“Sprott”), and Exploration Capital Partners 2006 Limited Partnership, a California limited partnership (“Exploration 2006” and, together with Sprott, the “Reporting Persons”).

The address of the principal business and principal office of Sprott is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1 and Exploration 2006 is 1910 Palomar Point Way, Suite 200, Carlsbad, CA 92008.

Resource Capital Investment Corporation (“RCIC”), Rule Investments Inc. (“Rule”), and Sprott Asset Management USA Inc. (“SAM”) are each indirectly wholly-owned by Sprott. Sprott’s ownership of RCIC, Rule, and SAM are held through an intermediary holding company, which is Sprott US Holdings Inc. (“Sprott US”). RCIC is the general partner of Exploration 2006 and Exploration Capital Partners 2008 Limited Partnership (“Exploration 2008”). Rule is the general partner of Sprott Global Resource Investments Ltd. (“Sprott Global”). Exploration 2006 and Exploration 2008 are primarily engaged in the business of investing in securities.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of Exploration 2006 and other accounts managed by Sprott.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.            Purpose of Transaction.

The Reporting Persons acquired the Shares in the belief that the Shares represented an attractive investment opportunity.

On September 26, 2012, Sprott delivered a letter to the Issuer’s Chairman and Director, Roman Shklanka, and the Issuer’s Board of Directors (the “Board”). In the letter, Sprott expressed its desire to help to refocus the Company so that it may achieve its stated objectives and suggested that the Issuer consider changes to the Board composition but has not suggested actual Board members in that regard. Sprott stressed that management must act with a renewed sense of urgency and discipline to execute on strategic initiatives and reduce expenses. Sprott also expressed its hope of continuing a constructive dialogue with the Issuer’s Board and senior management to address the challenges and opportunities facing the Issuer, and to ensure that it is run with the best interests of all shareholders as the primary objective. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Page 4 of 7 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.            Interest in Securities of the Issuer.

(a)-(c)    As of the date hereof, Sprott may be deemed to be the beneficial owner of 8,535,326 Shares or 18.5% of the Shares of the Issuer, based upon 46,057,832 Shares outstanding as of December 31, 2011 reported by the Issuer in the Issuer’s Form 20-F for the fiscal year ended December 31, 2011, as adjusted for warrants beneficially owned by Sprott. As of the date hereof, Exploration 2006 may be deemed to be the beneficial owner of 7,150,000 Shares or 15.5% of the Shares of the Issuer based upon 46,057,832 Shares outstanding, as adjusted for warrants beneficially owned by Exploration 2006. As of the date hereof, Exploration 2008 may be deemed to be the beneficial owner of 769,249 Shares of the Issuer, Sprott Global may be deemed to be the beneficial owner of 609,752 Shares of the Issuer, and SAM may be deemed to be the beneficial owner of 6,325 shares of the Issuer.

Sprott has the sole power to vote or direct the vote of 1,385,326 Shares and the shared power to vote or direct the vote of 7,150,000 Shares. Exploration 2006 has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 7,150,000 Shares.

Sprott has the sole power to dispose or direct the disposition of 1,385,326 Shares and the shared power to dispose or direct the disposition of 7,150,000 Shares. Exploration 2006 has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 7,150,000 Shares.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule B. All transactions were conducted on the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Page 5 of 7 Pages

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described elsewhere herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or any of their officers and directors and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.            Material to be filed as Exhibits.

Exhibit 1 – Joint Filer Agreement and Power of Attorney, dated September 28, by and among Explorer and Sprott.

Exhibit 99.1 – Letter, dated September 25, 2012, by the Reporting Persons to the Board of Directors of the Issuer.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2012

SPROTT INC.

By:	/s/ Kirstin McTaggart
Name:	Kirstin McTaggart
Title:	Authorized Person

EXPLORATION CAPITAL PARTNERS 2006 LIMITED PARTNERSHIP

By:	/s/ Gretchen Carter
Name:	Gretchen Carter
Title:	Authorized Person

Page 7 of 7 Pages

Schedule A
CERTAIN INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF THE REPORTING PERSONS

The following table sets forth certain information with respect to each executive officer and director of the Reporting Persons, as of September 28, 2012.

Name and Title	Reporting Person	Residence or Business Address	Principal Occupation	Country of Citizenship	Organization and Place where Occupation or Employment is Conducted

Eric S. Sprott, Chairman	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chief Executive Officer	Canada
Mr. Sprott is also Chief Executive Officer and Chief Investment Officer of Sprott Asset Management L.P., and the Chairman of Sprott Resource Corp., Sprott Consulting L.P. and Sprott Consulting GP. He is Chief Executive Officer and a Director of SAM GP and Chief Executive Officer of Sprott Private Wealth L.P. and Sprott Private Wealth GP Inc. He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation. In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Exploration Capital Partners 2006 Limited Partnership, Sprott Energy Fund, Sprott Physical Gold Trust, Sprott Physical Silver Trust and the Sprott discretionary managed accounts. He is a Canadian citizen.

Jack C. Lee, Lead Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Private Investor	Canada	Mr. Lee is the President of Facet Resources Ltd.
Marc Faber, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Managing Director	Switzerland	Mr. Faber is the Managing Director of Marc Faber Ltd.

James T. Roddy, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Corporate Director	Canada
Arthur Richards Rule IV, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	President	U.S.A.	Mr. Rule is President and Chief Executive Officer Sprott US Holdings, Inc.
Paul H. Stephens, Director	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chairman	U.S.A.	Mr. Stephens is Chairman & Partner Stephens Investment Management LLC
Peter Grosskopf, Chief Executive Officer	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chief Executive Officer	Canada	Mr. Grosskopf is the Chief Executive Officer of Sprott Inc. and Chief Executive Officer of Sprott Resource Lending Corp.
Kevin Bambrough, President	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	President	Canada	Mr. Bambrough is President of Sprott Inc., President and Chief Executive Officer of Sprott Consulting L.P. and Sprott Consulting GP and Market Strategist of Sprott Asset Management L.P.
Steven Rostowsky, Chief Financial Officer	Sprott Inc.	Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, Toronto, Ontario M5J 2J1	Chief Financial Officer	Canada	Mr. Rostowsky is also Chief Financial Officer of Sprott Asset Management L.P. and Chief Financial Officer and a Director of SAM GP. He is a Canadian citizen.

Schedule B
TRANSACTIONS IN THE SHARES BY ENTITIES ADVISED BY SPROTT INC.

Reporting Person	Amount of Shares Purchased / (Sold)	Date of transaction	Price per share (excluding commissions)	Where and how the transaction was effected
Sprott Global Resource Investments Ltd.	(20,000)	9/10/2012	$0.53	Open Market
Sprott Global Resource Investments Ltd.	(25,000)	8/29/2012	$0.53	Open Market
Sprott Global Resource Investments Ltd.	(10,000)	8/23/2012	$0.52	Open Market

EXHIBIT 1

Joint Filer Agreement and Power of Attorney

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the common stock, no par value, of Kobex Minerals Inc., a corporation organized in the Province of British Columbia, Canada. The undersigned further consent and agree to the inclusion of this agreement as an Exhibit to such Schedule 13D. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Each of the undersigned hereby irrevocably constitutes and appoints Kristin McTaggart (the “Attorney-in-Fact”) as agent and attorney-in-fact, with full power of substitution, with respect to the power and authority on behalf of each of the undersigned to execute and file or cause to be executed and filed any documents required to be filed by Section 13 of the 1934 Act or to execute any documents as required in connection with such required documents as a result of or in connection with each of the undersigned’s purchase of the securities to which the statement on Schedule 13D relates.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of September 28, 2012.

SPROTT INC.

By:	/s/ Kirstin McTaggart
Name:	Kirstin McTaggart
Title:	Authorized Person

EXPLORATION CAPITAL PARTNERS 2006 LIMITED PARTNERSHIP

By:	/s/ Gretchen Carter
Name:	Gretchen Carter
Title:	Authorized Person